                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                 Sandata, Inc.
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                                (Name of Issuer)


                    Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                  799778 20 4
               -------------------------------------------------
                                (CUSIP Number)

                               Steven N. Bronson
                  2101 West Commercial Boulevard, Suite 1500
                        Ft. Lauderdale, Florida  33309
                                (954) 730-7770
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              September 12, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
------------------------                             --------------------------
CUSIP No.   799778 20 4                              Page 2 of 5 Pages
          -------------                              --------------------------
------------------------

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 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Steven N. Bronson
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                         (b)[ ]
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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS*

        PF
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                           7      SOLE VOTING POWER

                                  51,750
                          -----------------------------------------------------

                           8      SHARED VOTING POWER
         NUMBER OF
          SHARES                  -0-
       BENEFICIALLY       -----------------------------------------------------
         OWNED BY
           EACH            9      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON
           WITH                   51,750
                          -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
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 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,750
--------------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                            [_]

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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%

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 14     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Shares"), of Sandata, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 26 Harbor Park Drive, Port Washington, New York 11050.


Item 2.  Identity and Background

         (a) This Statement on Schedule 13D is being filed on behalf of Steven
N. Bronson.

         (b) Mr. Bronson's business address is 2101 West Commercial Boulevard, Suite 1500, Fort Lauderdale, Florida 33309.

         (c) Mr. Bronson is President of Barber & Bronson Incorporated ("B&B"), a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Other officers and directors of B&B include Bruce C. Barber, James S. Cassel, Eric R. Elliott and Barry J. Booth. In addition, each of Messrs. Bronson, Barber, Cassel, Elliott and Booth are shareholders of BBCO International Holdings, Inc., the parent company of B&B. Finally, Keil Stern is a vice president and an employee of B&B.

         (d) Mr. Bronson was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Bronson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Bronson acquired shares of the Issuer's Common Shares utilizing his personal funds.


Item 4.  Purpose of Transaction

         Mr. Bronson acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

         As of the date of the event which required filing of this Statement on
Schedule 13D, Mr. Bronson did not have any plans or proposals which may relate or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described below;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer, except as described below;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

                Notwithstanding the foregoing, on September 13, 1996, B&B entered into a letter of intent with the Company (the "Letter of Intent") for the offer and sale of units consisting of securities of the Company by means of a private offering of securities (the "Private Offering"). On the closing date of the Private Offering (the "Closing Date"), the Company and B C Capital Corp., an affiliate of B&B ("B C Capital"), will enter into a Financial Consulting Agreement (the "Consulting Agreement"). Pursuant to the Consulting Agreement, in consideration for the services to be performed under the Consulting Agreement, the Company will grant to B C Capital, or its assigns, warrants to purchase an aggregate of 200,000 shares of Common Stock. The warrants may be assigned to shareholders, directors, officers, employees or partners of B C Capital. All or any portion of the warrants may be assigned to Mr. Bronson who owns 60% of the issued and outstanding shares of B C Capital.

                In addition, pursuant to the terms of the Letter of Intent, B&B shall have the right, for a period of five years from the Closing Date, to nominate one person for election of the Company's Board of Directors.

                In connection with the Private Offering, B&B will offer and sell, on behalf of the Company, 60 units at a price of $25,000 per unit, each unit consisting of (i) 5,000 shares of Common Stock and (ii) warrants to purchase 2,500 shares of Common Stock at an exercise price of $7.00 (the "Warrants"). Consummation of the Private Offering and exercise of the Warrants will result in a change to the Company's present capitalization.

Item 5.  Interest in Securities of the Issuer

         (a)(b) Mr. Bronson beneficially owns an aggregate of 51,750 shares of Common Stock, representing approximately 6.8% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock are held of record and were purchased by Mr. Bronson pursuant to a Subscription Agreement dated September 12, 1996 and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power.

                In addition to the foregoing, Mr. Cassel beneficially owns of record 31,500 shares of Common Stock. Mr. Stern beneficially owns of record 10,000 shares of Common Stock. Mr. Barber beneficially owns 2,250 shares of Common Stock. Mr. Elliott beneficially owns 2,250 shares of Common Stock. Mr. Booth beneficially owns 2,250 shares of Common Stock. The shares of Common Stock were purchased by the aforementioned pursuant to separate Subscription Agreements dated September 12, 1996.

                Mr. Cassel, Mr. Barber, Mr. Stern, Mr. Elliott and Mr. Booth disclaim beneficial ownership of the Common Stock owned of record by each other and by Mr. Bronson. Mr. Bronson also disclaims beneficial ownership of the Common Stock beneficially owned by Mr. Barber, Mr. Cassel, Mr. Stern, Mr. Elliott and Mr. Booth.

         (c) On September 12, 1996, Mr. Bronson, Mr. Cassel, Mr. Stern, Mr. Elliot and Mr. Booth each separately entered into Subscription Agreements with the Issuer as a prerequisite to the Private Offering.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 28, 1997             /s/ Steven N. Bronson
                                ------------------------------------
                                         Steven N. Bronson


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